Filed Pursuant to Rule 424(b)(5)

Registration No. 333-224188

Supplement No. 1 to Prospectus Supplement dated January 28, 2021

(to the Prospectus dated May 18, 2018)

Up to $50,000,000 of Common Stock

This supplement no. 1 dated February 16, 2021, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated January 28, 2021 (the “Prospectus Supplement”), and the accompanying prospectus dated May 18, 2018, relating to the offer and sale from time to time of shares of our common stock, par value $0.01 per share (the “Shares”), through or to B. Riley Securities, Inc. (“B. Riley Securities”), acting as our agent or principal, in accordance with the terms of an At Market Issuance Sales Agreement (the “Sales Agreement”) dated January 27, 2021. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the Prospectus Supplement and the accompanying prospectus, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the Prospectus Supplement, the accompanying prospectus and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the Prospectus Supplement or accompanying prospectus shall not be deemed to constitute a part of the Prospectus Supplement or accompanying prospectus, except as modified or superseded by this supplement.

As of the date of the Prospectus Supplement, we were subject to General Instruction I.B.6. of Form S-3 as a result of our public float being less than $75,000,000, which limited the amount of Shares we could offer and sell from time to time under the Sales Agreement to $22,619,204, as set forth in the Prospectus Supplement. In the Prospectus Supplement we disclosed that if our public float subsequently increased such that we may sell additional amounts under the Sales Agreement and the registration statement of which the Prospectus Supplement and accompanying prospectus are a part, we would supplement the Prospectus Supplement prior to making additional sales.

As of February 12, 2021, the aggregate market value of our outstanding common stock held by non-affiliates was $89,752,201 based upon 67,490,458 shares of outstanding common stock of which 67,482,858 shares are held by non-affiliates, and the last reported sale price of our common stock of $1.33 per share on February 10, 2021. As a result, our public float has increased above $75,000,000 and we are no longer subject to the limitations contained in General Instruction I.B.6. of Form S-3 as of the date of this supplement. Accordingly, under the terms of the Sales Agreement, we may offer and sell through the Prospectus Supplement and the accompanying prospectus, as amended by this supplement, Shares having an aggregate offering price of up to $50,000,000 (which amount includes Shares we have already sold pursuant to the Sales Agreement prior to the date of this supplement) from time to time through or to B. Riley Securities, acting as our agent or principal.

As of the date of this supplement, we have sold an aggregate of 15,941,381 Shares (including sales pending ordinary settlement under the Sales Agreement) for gross proceeds of $18,533,157. As a result of such prior sales, as of the date of this supplement, Shares having an aggregate offering price of up to $31,466,843 remain available for offer and sale under the Sales Agreement through the Prospectus Supplement and accompanying prospectus, as amended by this supplement.

Our common stock trades on the Nasdaq Global Select Market under the symbol “TLGT.” On February 12, 2021, the last reported sale price of our common stock on the Nasdaq Global Select Market was $1.20 per share. Our common stock has recently experienced volatility in price and trading volume. From December 1, 2020 to February 12, 2021, the closing price of our common stock on the Nasdaq Global Select Market has ranged from $0.54 to $1.33 per share, and daily trading volume has ranged from approximately 0.8 million to 107.8 million shares. This volatility reflects a risk of investing in our common stock. Please see the section of the Prospectus Supplement titled “Risk Factors.”

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully review and consider all of the information set forth in the Prospectus Supplement and accompanying prospectus and the documents incorporated by reference therein, including the risks and uncertainties described under “Risk Factors” in the Prospectus Supplement and accompanying prospectus.

We have recently experienced significant liquidity issues and have engaged in a series of equitization and refinancing transactions. As of the date of this supplement, we have approximately $14.3 million in cash and cash equivalents (and will receive an additional approximately $3.2 million upon settlement of pending sales under the Sales Agreement). In the event the at the market offering to which the prospectus supplement, as supplemented by this supplement, relates does not generate sufficient liquidity, it will be necessary for us to pursue other alternatives to address our liquidity and capital structure (including potentially restructuring our outstanding debt via out of court or in court methods).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus Supplement or accompanying prospectus, as supplemented by this supplement, is truthful or complete. Any representation to the contrary is a criminal offense.

B. RILEY SECURITIES

The date of this supplement is February 16, 2021.